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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[  ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
(Print or Type Response)
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1. Name and Address of Reporting Person*

PORTMAN                  ROBERT
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   (Last)               (First)                 (Middle)

188 IGOE ROAD
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                                    (Street)

MORGANVILLE,              NJ                    07751
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   (City)               (State)                 (Zip)


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2. Issuer Name and Ticker or Trading Symbol


PACIFIC HEALTH LABORATORIES, INC. (Nasdaq: PHLI)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

June 2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [ X ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)

PRESIDENT, CEO
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7. Individual or Joint/Group Filing
      (check applicable line)

  X     Form filed by One Reporting Person
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        Form filed by More than One Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr. 4)(Instr. 4)
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Common Stock, par value $.0025           --           --      --      --         --      --       744,767        D          --
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Common Stock, par value $.0025           --           --      --      --         --      --       200,000        I        BY WIFE(1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

* If the form is filed by more than one reporting person, see
  Instruction 4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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                             4-30-                                     4-30-   Common
Option to Buy(2)    $2.00    2000      J   V    --   300,000  --       2000    Stock     300,000  --       -0-       D         --
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                                                                       3-31-   Common
Option to Buy       $3.75     --       --  --   --     --     Present  2001    Stock     225,000  --       225,000   D         --
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                                                                       1-1-    Common
Option to Buy       $6.00     --       --  --   --     --     Present  2003    Stock     316,667  --       316,667   D         --
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                                                                       3-2-    Common
Option to Buy       $2.25     --       --  --   --     --     Present  2004    Stock     200,000  --       200,000   D         --
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                                                              11-4-    11-4-   Common
Option to Buy       $1.75     --       --  --   --     --     2000     2004    Stock     100,000  --       100,000   D         --
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                                                              1-1-     1-1-    Common
Option to Buy       $6.00     --       --  --   --     --     2001     2003    Stock     158,333  --       158,333   D         --
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                              6-13-                           6-13-    6-1-    Common
Option to Buy(3)    $2.50     2000     J   --  275,000 --     2000     2005    Stock     275,000  --       275,000   D         --
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Explanation of Responses:
(1) Robert Portman disclaims beneficial ownership of these shares.
(2) Options expired in accordance with their terms.
(3) Options granted pursuant to Issuers 1995 Incentive Stock Plan.

/s/ Robert Portman                                             6/30/2000
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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.